

June 23, 2020

Mark Newcomer
Chief Executive Officer
Paysign, Inc.
2615 St. Rose Parkway
Henderson, Nevada 89052

  Re: Paysign, Inc.
   Registration Statement on Form S-1
   Filed June 19, 2020
   File No. 333-239327

Dear Mr. Newcomer:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Morris at (202) 551-3314 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Brian Blaney, Esq.